Exhibit 99.1

Zapp EV Secures Uplisting to OTCQB Venture Market

Ordinary shares will trade under existing ticker symbol ZAPPF

LONDON, August 7, 2025 – Zapp Electric Vehicles Group Limited (OTCQB: ZAPPF) (“Zapp EV” or the “Company”), owner of “Zapp”, the British electric vehicle brand on a mission to electrify personal urban mobility, today announced its ordinary shares will commence trading on the OTCQB Venture Market under the existing ticker symbol ZAPPF when U.S. markets open on August 7, 2025.

The OTCQB Venture Market, operated by OTC Markets Group Inc., is for early-stage companies that meet higher reporting standards, which includes maintaining current reporting with the U.S. Securities and Exchange Commission and completing an annual management certification. The OTCQB Venture Market offers enhanced transparency, improved liquidity, and increased visibility for investors, representing a significant upgrade from the Pink Limited Market where the Company’s ordinary shares previously traded.

David McIntyre, Chief Executive Officer of Zapp EV, said: “Securing this uplisting to the OTCQB Venture Market demonstrates our resolve to meet higher standards, both in the quality of our products and the improved visibility and accessibility this will provide for our shareholders. We are rebuilding trust with a broader investor base as we re-establish our supply chain to build and sell i300s, and while we evaluate future product lines in high-growth two-wheeler segments.”

About Zapp EV

Zapp EV (OTCQB: ZAPPF) is on a mission to electrify personal urban mobility. Our two-wheelers blend modern design with optimised performance, and a British edge. The debut model, i300, delivers big-bike attitude in a sleek step-through form, with removable batteries that can be charged from standard electrical outlets. Order directly at www.zappev.com or through our growing retailer network for an experience that is simple and unapologetically Zapp. Zapp is a registered trademark of Zapp Electric Vehicles Limited in the United Kingdom and other countries.

Zapp Investor Relations Contact:

Mark Kobal

Head of Investor Relations

ir@zappuk.com

Zapp Media Relations Contact:

pr@zappuk.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company's business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of Zapp EV's annual report on Form 20-F (File No. 001-41693), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by the foregoing cautionary statements.  Except as required by applicable law, Zapp assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. Zapp does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp or any other person that the events or circumstances described in any such statements are material.

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